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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 1997

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                        Commission file number: 33-60032

               Alpha Cellulose Corporation Cash Option Thrift Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

       Internal Revenue Service -- Employer Identification No. 62-1518973

                           December 31, 1997 and 1996


================================================================================

                                                    Audited Financial Statements
                                                      and Supplemental Schedules

                                                     Alpha Cellulose Corporation
                                                         Cash Option Thrift Plan

                                                      December 31, 1997 and 1996
                                             with Report of Independent Auditors

                           Alpha Cellulose Corporation
                             Cash Option Thrift Plan

                              Financial Statements
                           and Supplemental Schedules


                           December 31, 1997 and 1996



                                    Contents

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits,
   With Fund Information.......................................................2
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information.......................................................4
Notes to Financial Statements..................................................5

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes.....................10
Line 27d--Schedule of Reportable Transactions.................................11

                         Report of Independent Auditors

To the Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Alpha Cellulose Corporation Cash Option Thrift Plan (the Plan) as of December 31, 1997 and 1996, and the statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are not a required part of the basic financial statements but are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits as of December 31, 1997 and 1996, and the statement of changes in net assets available for benefits for the year ended December 31, 1997, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 17, 1998



                                                      Alpha Cellulose Corporation Cash Option Thrift Plan

                                             Statement of Net Assets Available for Benefits, with Fund Information

                                                                 Year ended December 31, 1997


                                  Cash
                               Management  Growth    Investment     New                   Buckeye
                    Bond Fund   Trust of   Fund of    Company    Perspective  SMALLCAP     Stock               Unallocated
                   of America   America    America   of America     Fund     World Fund     Fund    Participant   Funds      Total
                                                                                                       Loans
                   ---------- ----------- ---------- ----------- ----------- ---------- ----------- ---------- ---------- ----------
Investments,
 at fair value:
  Shares in
    registered
    investment
    companies        $37,787   $      -   $1,077,369 $2,201,302  $1,755,729  $1,185,588   $     -    $      -    $    -   $6,257,775
  Cash and cash
    equivalents            -    603,870            -          -           -           -         -           -    45,007      648,877
  Participant loans        -          -            -          -           -           -         -     414,011         -      414,011
  Common stock of
    Buckeye
    Technologies
     Inc.                  -          -            -          -           -           -    50,185           -         -       50,185
                   ========== =========== ========== =========== =========== ========== =========== ========== =========  ==========
Net assets
  available for
  benefits           $37,787   $603,870   $1,077,369 $2,201,302  $1,755,729  $1,185,588   $50,185    $414,011   $45,007   $7,370,848
                   ========== =========== ========== =========== =========== ========== =========== ========== =========  ==========

See accompanying notes.


                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                              Statement of Net Assets Available for Benefits, with Fund Information

                                                   Year ended December 31, 1996


                                     Cash
                        Bond      Management   Growth    Investment      New
                        Fund of    Trust of    Fund of    Company    Perspective   SMALLCAP   Participant  Unallocated
                       America     America     America   of America     Fund      World Fund     Loans        Funds       Total
                      ---------- ----------- ----------- ----------- ----------- ------------ ----------- ------------ ----------
Investments at
 fair value:
  Shares in
   registered
   investment
   companies          $207,628     $     -   $1,162,452  $1,829,935  $1,893,910   $2,113,457    $      -     $     -   $7,207,382
  Cash and cash
  equivalents                -     333,195            -           -           -            -           -           -      333,195
  Participant loans          -           -            -           -           -            -     392,514           -      392,514

Contributions
 receivable:
  Employer                   -           -            -           -           -            -           -      15,874       15,874
  Participants               -           -            -           -           -            -           -      34,809       34,809
                      ---------- ----------- ----------- ----------- ----------- ------------ ----------- ------------ ----------
Total receivables            -           -            -           -           -            -           -      50,683       50,683
                      ---------- ----------- ----------- ----------- ----------- ------------ ----------- ------------ ----------
Net assets
 available for
 benefits             $207,628    $333,195   $1,162,452  $1,829,935  $1,893,910   $2,113,457    $392,514     $50,683   $7,983,774
                      ========== =========== =========== =========== =========== ============ =========== ============ ==========

See accompanying notes.


                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                         Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                               For the Year ended December 31, 1997


                                  Cash
                               Management  Growth    Investment     New                    Buckeye
                    Bond Fund   Trust of   Fund of    Company    Perspective   SMALLCAP     Stock   Participant Unallocated
                   of America   America    America   of America     Fund      World Fund    Fund       Loans      Funds      Total
                   ---------- ----------- ---------- ----------- ----------- ----------- ---------- ---------- ---------- ----------
Additions:
  Net appreciation
   (depreciation)
   in fair value
    of investments   $ (2,802) $  (849)    $169,059    $276,839    $140,038     $44,903    $5,917    $     -     $    -    $633,105
  Interest and
dividend income         7,396    22,287     112,247     217,765     127,292     107,622         -     28,121          -     622,730
  Participants'
contribution            6,722    12,142      50,946      91,739      86,756      72,634         -          -     (2,548)    318,391
  Employer's
contribution            2,879     6,025      29,794      56,417      52,645      44,601    44,117          -     (3,128)    233,350
                     --------- ---------- ---------- ----------- ----------- ----------- ---------- ---------- ---------- ----------
Total additions        14,195    39,605     362,046     642,760     406,731     269,760    50,033     28,121     (5,676)  1,807,576
Deductions:
  Benefits payments   593,982     7,628     204,920     354,032     244,148     942,089       812     72,892          -   2,420,502
                     --------- ---------- ---------- ----------- ----------- ----------- ---------- ---------- ---------- ----------
Net increase
  (decrease) prior
  to interfund
  transfers          (579,787)   32,087     157,126     288,728     162,583    (672,329)   49,222    (44,771)    (5,676)   (612,926)
Interfund
  transfers, net      409,946   238,698    (242,209)     82,639    (300,764)   (255,540)      963     66,268          -           -
                     --------- ---------- ---------- ----------- ----------- ----------- ---------- ---------- ---------- ----------
Net increase
 (decrease)          (169,841)  270,675     (85,083)    371,367    (138,181)   (927,869)   50,185     21,497     (5,676)   (612,926)
Net assets
 available for
 benefits:
  Beginning of
    year              207,628   333,195   1,162,452   1,829,935   1,893,910   2,113,457         -    392,514     50,683   7,983,774
                     -------- ---------- ----------- ----------- ----------- ----------- ---------- ---------- ---------- ----------
  End of year        $ 37,787  $603,870  $1,077,369  $2,201,302  $1,755,729  $1,185,588   $50,185   $414,011    $45,007   $7,370,848
                   ========== ========== =========== =========== =========== =========== ========== ========== ========== ==========

See accompanying notes.

               Alpha Cellulose Corporation Cash Option Thrift Plan

                          Notes to Financial Statements

                                December 31, 1997


1. Description of the Plan

The following description of the Alpha Cellulose Corporation Cash Option Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended, is a defined contribution plan covering all employees of Buckeye Lumberton Corporation (the Company), formerly Alpha Cellulose
Corporation, a subsidiary of Buckeye Technologies Inc. (the Plan Sponsor). Employees are eligible to participate in the Plan effective January 1 or July 1 after the date on which the employee completes six months of service. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants make contributions to the Plan by salary deductions of 2% to 15% of their compensation, subject to certain Internal Revenue Code limitations. The Company matches each participant's contributions up to 5% of the participant's compensation. Effective March 31, 1997, the Company may, at its discretion, make special company contributions to be allocated to each active participant. A participant's special company contribution account is immediately fully vested and not subject to participant-directed decisions.

Participant's Accounts

Each participant's account is credited with the participant's contributions and an allocation of (1) the Company's contribution and (b) Plan earnings and appreciation in the value of investments. Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions by the Plan Sponsor.

               Alpha Cellulose Corporation Cash Option Thrift Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and special company contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service according to the following schedule:

                                                            Vesting Percentage
                                     Years of Service
                                   ---------------------- ----------------------

                                        Less than 3                   0%
                                             3                       20
                                             4                       40
                                             5                       60
                                             6                       80
                                             7                      100

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of 50 percent of their vested account balances or $50,000. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loans Fund. The maximum loan term is five years. The loans are secured by the balance in the participant's account and bear interest at prime rate plus one percent. Principal and interest is paid through payroll deductions.

Benefits

Participants are eligible to receive distributions from the Plan upon normal retirement at age 65 or early retirement as defined, death, permanent disability or termination of employment, if vested. The form of payment available includes annuities, installments and single lump-sum payments. There were no amounts payable to such participants at December 31, 1997 and 1996.

Withdrawals During Employment

A participant may elect to withdraw the lesser of his salary reduction contribution account balance or the amount necessary to satisfy a financial hardship. The withdrawal shall be authorized only in the event of an "immediate and heavy financial need" in an amount "necessary to satisfy the hardship", as defined by the Internal Revenue Code (the IRC).

Administrative Costs

Administrative costs of the Plan are paid by the Company at its discretion, and are not reflected in the Plan's financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value (based on quoted market prices), with the change in the carrying value reported as the net change in unrealized appreciation or depreciation in the aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Participant loans are valued at cost which approximates fair value.

Participants who elect to invest in the Buckeye Stock Fund are assigned units. Unit values are computed daily based on the market value of the assets in the fund. At December 31, 1997, there were 4,433 units in the Buckeye Stock Fund with a net value per unit of $11.32. The average unit value during the year ended December 31, 1997 was $10.66.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Participants may choose to invest their monies among the following investment options which have varying degrees of risk:

Bond Fund of America.- This fund is designed to provide an opportunity for current income and preservation of capital through a diversified portfolio of bonds.

Cash Management Trust of America - This fund is designed to provide a way to earn current income while preserving capital and maintaining liquidity.

Growth Fund of America - This fund is designed to provide an opportunity for growth of capital through a diversified portfolio of common stocks.

Investment Company of America - This fund is designed to provide an opportunity for long-term growth of capital and income.

New Perspective Fund - This fund is designed to provide an opportunity for long-term growth of capital primarily through investments in stocks of companies based around the world.

SMALLCAP World Fund - This fund is designed to provide an opportunity for long-term growth of capital primarily through stocks of smaller companies in the United States and around the world.

Buckeye Stock Fund - This fund is designed to provide an opportunity for investment in the Plan Sponsor's common stock.

4. Party-in-Interest Transactions

A special contribution to all eligible participants was made during 1997 to purchase 2,170 shares of the Plan Sponsor's common stock. The stock held by the Plan at December 31, 1997, had a market value of $50,185.

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, at any time, to terminate the Plan by delivering to the Trustee and the administrator written notice of such termination. Upon termination, all amounts credited to the affected participants' accounts shall become 100% vested and will not thereafter be subject to forfeiture, and all unallocated amounts shall be allocated to the accounts of all participants in accordance with the plan provisions.

In April 1998, the Plan Sponsor executed an amendment to the Plan to merge the Plan with another plan of the Plan Sponsor effective as of the opening of business on July 1, 1998.

6. Income Tax Status

The Internal Revenue Service has ruled on October 26, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
(IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Year 2000 Issue (unaudited)

The Plan Sponsor intends to modify its internal information technology to be ready for the year 2000. The project includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.


                                            Alpha Cellulose Corporation Cash Option Thrift Plan

                                                               EIN 56-1882960
                                                              Plan Number 002

                                         Line 27a--Schedule of Assets Held for Investment Purposes

                                                             December 31, 1997



         Identity of Issue, Borrower,          Description of Investment including Maturity Date, Rate of                  Market
           Lessor or Similar Party                    Interest, Collateral, Par or Maturity Value             Cost         Value
------------------------------------------------------------------------------------------------------------------------------------
Registered Investment Companies:
  Bond Fund of America                                             2,699 shares                             $   35,035   $   37,787
  Cash Management Trust of America                               603,870 shares                                603,870      603,870
  Growth Fund of America                                          57,368 shares                                922,193    1,077,369
  Investment Company of America                                   77,922 shares                              1,897,976    2,201,302
  New Perspective Fund                                            90,642 shares                              1,548,980    1,755,729
  SMALLCAP World Fund                                             45,635 shares                              1,164,301    1,185,588
Common stock of Buckeye Technologies Inc.*                         2,170 shares                                 44,313       50,185
Cash and cash equivalents                                                                                       45,007       45,007
Participant loans                             Loans maturing from 1 to 5 years at prime rate of interest plus 1% (9.5% at December 31, 1997) secured by participant
                                              balances                                                               -      414,011
                                                                                                            ----------   ----------
                                                                                                            $6,261,675   $7,370,848
                                                                                                            ==========   ==========

*Denotes party-in-interest of the Plan.



                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                                                          EIN 56-1882960
                                                         Plan Number 002

                                          Line 27d--Schedule of Reportable Transactions

                                                   Year Ended December 31, 1997



                                                                            Sale or                   Current Value        Net
                                                              Purchase     Maturity      Cost of       of Asset on     Gain (Loss)
    Identity of Party Involved       Description of Asset      Price         Price        Asset      Transaction Date
----------------------------------- ----------------------- ------------- ------------ ------------- ----------------- -------------

Category (i) reportable
transactions:

Bond Fund of America                     32,661 shares       $  453,328    $       -      $453,328       $  453,328      $       -

Bond Fund of America                     32,787 shares                -      450,495       453,709          450,495         (3,214)
Cash Management Trust of America        894,134 shares          894,134            -       894,134          894,134              -
Cash Management Trust of America        637,007 shares                -      637,007       637,007          637,007              -
Cash Management Trust of America        450,495 shares          450,495            -       450,495          450,495              -
Cash Management Trust of America        450,495 shares                -      450,495       450,495          450,495              -
Cash Management Trust of America        466,348 shares          466,348            -       466,348          466,348              -
Cash Management Trust of America        466,348 shares                -      466,348       466,348          466,348              -
Small Capital World Fund                 19,686 shares                -      497,938       509,527          497,938        (11,589)

Category  (iii) reportable
transactions

Bond Fund of America                         51 Purchases       549,933            -       549,933          549,933              -
Bond Fund of America                         14 Sales                 -      716,945       720,397          716,945         (3,452)
Cash Management Trust of America            140 Purchases     4,041,232            -     4,041,232        4,041,232              -
Cash Management Trust of America            122 Sales                 -    3,724,767     3,724,767        3,724,767              -
Growth Fund of America                       41 Purchases       239,841            -       239,841          239,841              -
Growth Fund of America                       26 Sales                 -      493,873       427,865          493,873         66,008
Investment Company of America                63 Purchases     1,065,942            -     1,065,942        1,065,942              -
Investment Company of America                32 Sales                 -      971,195       862,577          971,195        108,618
New Perspective Fund                         35 Sales                 -      665,709       606,769          665,709         58,940
SMALLCAP World Fund                          45 Purchases       494,613            -       494,613          494,613              -
SMALLCAP World Fund                          43 Sales                 -    1,467,186     1,415,121        1,467,186         52,065


There were no category (ii) or (iv) transactions.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA CELLULOSE CORPORATION CASH OPTION THRIFT PLAN



By:    /s/ DAVID H. WHITCOMB
       ----------------------------
       David H. Whitcomb, Sr. Vice President-Finance

Date: June 24, 1998